CONSENT OF STEVEN I. WEISS

The undersigned hereby consents to the inclusion of information related to the mineral properties of Integra Resources Corp. (the "Company") included in or incorporated by reference into the Registration Statement on Form 40-F (the "Form 40-F") being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a) the technical report entitled "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated October 22, 2019;

(b) the technical report entitled "Technical Report and Updated Resource Estimates for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated July 30, 2019;

(c) the disclosure related to the DeLamar Project in the Annual Information Form of the Company  for the fiscal year ended December 31, 2019;

(d) the disclosure related to the DeLamar Project in the Management's Discussion and Analysis of the Company for the years ended December 31, 2019 and 2018;

(e) the disclosure related to the DeLamar Project in the Management's Discussion and Analysis of the Company for the three-month periods ended March 31, 2020 and 2019;

(f) the disclosure related to the DeLamar Project in the Management's Discussion and Analysis of the Company for the three and nine-month periods ended September 30, 2019 and 2018;

(g) the disclosure related to the DeLamar Project in the Management's Discussion and Analysis of the Company for the three and six-month periods ended June 30, 2019 and 2018;

(h) the disclosure related to the DeLamar Project in the Management's Discussion and Analysis of the Company for the three-month ended March 31, 2019 and 2018;

(i) the disclosure related to the DeLamar Project in the Annual Information Form of the Company for the fiscal year ended December 31, 2018; and

(j) the disclosure related to the DeLamar Project in the Management's Discussion and Analysis of the Company for the years ended December 31, 2018 and 2017 (collectively, the "Exhibits").

The undersigned further consents to reference of the undersigned's name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Steven I. Weiss
Name: Steven I. Weiss, C.P.G.

Date: July 7, 2020